AECOM	213 593 8300	tel
555 S. Flower Street, 37th Floor	213 593 8730	fax
Los Angeles, CA 90071
www.aecom.com

November 12, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                              AECOM Technology Corporation

Form 10-K/A for the Fiscal Year Ended September 30, 2008

Filed January 23, 2009

Proxy Statement

File No. 000-52423

Filed January 23, 2009

Dear Mr. O’Brien:

This letter is in response to your comment letter dated October 28, 2009, regarding the above-referenced filings for AECOM Technology Corporation (“AECOM” or the “Company”) which has been discussed with Ernst & Young LLP, the Company’s independent registered public accounting firm, and it’s National Office.  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended September 30, 2008

21.                                 Reportable Segments and Geographic Information, page 89

1.                                      We have read your response to comment 1 from our letter dated September 16, 2009.  We appreciate the additional information you have provided to help us understand how your assessment that the seven operating segments comprising the PTS segment can be aggregated into one reportable segment in accordance with paragraph 17 of SFAS 131.  In an effort to better understand the dynamics of your operating segments, please provide us with a matrix that demonstrates how your seven operating segments within the PTS segment correlate to the key end markets discussed on pages 3-5 of your fiscal year 2008 Form 10-K.  Specifically, please tell us the amount of total revenue recognized by each of the operating segments for each of the key end markets discussed for fiscal years 2008 and 2007 and the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 in a table format.

RESPONSE

We advise the Staff that the information requested regarding our Professional Technical Services (PTS) operating segments is not prepared on a regular basis and therefore is not developed for, provided to or used by our chief operating decision maker (CODM) in making decisions regarding the allocation of resources to, or evaluating performance of, the PTS operating segments.    The end market revenue information is prepared on a consolidated level but is not prepared at the operating segment level.   We note for the Staff that we currently do not prepare other end market financial information (e.g. gross margin, gross profit, operating income or assets) either by PTS operating segment or at the consolidated level.   In light of the above, we respectfully submit that the requested information regarding PTS operating segment revenue by end market is not relevant for purposes of the aggregation analysis under Statement of Financial Accounting Standard No. 131 (SFAS 131).

2.                                      We note your description of the seven operating segments within the PTS segment in comment 2 from our letter dated September 16, 2009.  Please provide us with a better understanding of the differences between each of these operating segments.  In this regard, it appears from your descriptions that your operating segments may be based on geographic locations.  Please advise.

RESPONSE

As set forth in our response letter dated October 9, 2009 and indicated in our descriptions of each operating segment, there are substantial similarities between the PTS operating segments, including being similar economically, which we believe allow them to meet the aggregation criteria of SFAS 131.   The Staff has requested that we identify differences between the PTS operating segments.  While there are certain differences across the operating segments, as described below, we believe those differences are not sufficient to affect significantly the expected long term economic performance of the operating segments.

The differences between the PTS operating segments include different degrees of concentrations in terms of the technical services provided in different geographies, which are attributable to the manner in which the Company and the segments have evolved over the years.  For example, our FM operating segment historically has been more heavily focused on facilities services and our Other PTS operating segment has historically been concentrated in transportation services.

The Company has grown both organically and through acquisitions.   Acquisitive growth has involved acquiring strong-performing companies with management teams who desire to join AECOM in order to (1) expand the target company’s services into new geographic markets using AECOM’s global reach or (2) develop leadership positions in their end markets by expanding services to their existing clients with AECOM’s world-class technical expertise.  Historically, we have retained legacy management and operations.  This strategy has resulted in a multi-faceted structure with considerable overlap of our operating segments on both a geographic and end market basis.  Our current PTS operating segments are a reflection of the evolution of this approach over a number of years, resulting in PTS operating segments which are a blend of various acquisitions.

While at first blush it might seem the differences are primarily geographic, this is in fact not the case.  Each operating segment is free to, and does work across geographies and end markets. As one example, our PTS operating segments will serve clients in countries where we already have a local presence served by another operating segment. Other examples of this overlap of geography and end market include the following:

•                  A contract entered into in a geographic market may, in fact, have services provided by several operating segments.  Some of our major transit wins, such as the Crossrail project in the UK, have been contracted for by the operating segment in the same geography as the client, but this contracting entity will bring in other operating segments with specialized technical expertise to work on the project, with each operating segment recording revenue based on their respective portion of the project.

•                  Our USIG operating segment serves clients in a number of end markets, including the environmental end market in the United States.  The Environment operating segment, while performing engineering services in the environmental sector for clients in the United States, is a global business performing environmental engineering and consulting services for clients in areas such as Australia, Hong Kong and Southeast Asia.    As such, we perform environmental services within a global Environment operating segment while simultaneously performing environmental services in and across multiple geographies and through multiple operating segments.

•                  Our GPDD operating segment performs primarily architectural and urban planning and design services on a global basis, serving clients in multiple geographies including US, Europe, Middle East and Asia.  The nature of these services is similar across all of these geographies and end markets.

In summary, while there are differences in terms of end market and geographic concentration of the type we noted for the Staff above, there are multiple instances of overlap resulting in a PTS organization structure which has evolved over time through organic growth and acquisitions rather than a sole geographic focus for each operating segment. In spite of the evolution of our PTS operating segments resulting in a mix of end markets (and/or services) and geographic locations, our experience as reflected in our response letter of October 9, 2009 is that this blend of end markets and operating segments produces similar gross margins from period to period and therefore similar economics.  As such, we continue to believe the operating segments, as we have defined them and as we manage them, meet the requisite SFAS 131 criteria for aggregation at the PTS reportable segment level and respectfully submit that our depiction of our reportable segments is the appropriate level at which to report segment data to investors.

Please contact the undersigned at (213) 593-8723 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Michael S. Burke
Michael S. Burke
Executive Vice President and Chief Financial Officer

cc:	John M. Dionisio, AECOM Technology Corporation
Eric Chen, AECOM Technology Corporation
Bill Browning, Ernst & Young, LLP
Jonathan K. Layne, Gibson Dunn & Crutcher